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                                                                                    Exhibit 12

                                       UNISYS CORPORATION
                  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)
                                         ($ in millions)


                                      Three
                                      Months
                                      Ended
                                      March
                                        31,               Years Ended December 31
                                     --------  ------------------------------------------------
                                        1996     1995     1994     1993     1992       1991
                                     --------  ------  -------  -------  -------  ----------
Income (loss) from continuing
   operations before income taxes    $( 20.3) $(781.1)  $ 14.6   $370.9   $301.3   $(1,425.6)
Add (deduct) share of loss (income)
   of associated companies            ( 1.2)      5.0     16.6     14.5      3.2      ( 6.5)
                                     ------    ------   ------   ------  --------     ------
      Subtotal                        (21.5)   (776.1)    31.2    385.4    304.5    (1,432.1)
                                     ------    ------   ------   ------  --------     ------
Interest expense
   (net of interest capitalized)       50.5     202.1    203.7    241.7    340.6      407.6
Amortization of
   debt issuance expenses               1.2       5.1      6.2      6.6      4.8        1.8
Portion of rental expense
   representative of interest          16.3      65.3     65.0     70.5     78.8       80.9
                                     ------    ------   ------   ------  --------     -----
      Total Fixed Charges              68.0     272.5    274.9    318.8    424.2      490.3
                                     ------    ------   ------   ------  --------     -----
Earnings (loss) from continuing
   operations before income taxes
   and fixed charges                 $ 46.5   $(503.6)  $306.1   $704.2   $728.7    $(941.8)
                                     ======    ======   ======   ======  ========     =====
Ratio of earnings to fixed charges     (a)       (a)      1.11     2.21      1.72      (a)
                                     ======    ======   ======   ======  ========     =====

(a) Earnings for the three months ended March 31, 1996 and for the years ended December 31, 1995 and 1991 were inadequate to cover fixed charges by approximately $21.5 million, $776.1 million and $1,432.1 million, respectively.
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